UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-8951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M.D.C. HOLDINGS, INC.

4350 South Monaco Street

Denver, CO 80237

M.D.C. Holdings, Inc. 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

Board of Directors

M.D.C. Holdings, Inc.

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Greenwood Village, Colorado

June 25, 2012

M.D.C. Holdings, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Cash and cash equivalents	$44,340	$99,183
Investments, at fair value:
Mutual funds	39,869,441	45,492,437
Money market mutual fund	8,434,364	9,832,597
Common stock of plan sponsor	2,731,539	4,774,674

Total investments	51,035,344	60,099,708

Receivables:
Notes receivable from participants	757,102	1,020,140
Other	9,323	13,646

Total Assets	51,846,109	61,232,677

Liabilities
Excess contributions due to participants	—	80,074

Net assets available for plan benefits at fair value	$51,846,109	$61,152,603

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011

Year Ended December 31, 2011
Additions to net assets attributed to:
Investment income:
Interest and dividends	$985,966

Net investment income	985,966

Contributions:
Employer—Cash	371,341
Employee	3,533,804
Rollovers	279,747

Total contributions	4,184,892

Total additions	5,170,858

Deductions from net assets attributed to:
Net depreciation in fair value of investments	2,826,384
Payment of plan benefits and other distributions	11,584,872
Administrative expenses and fees	66,096

Total deductions	14,477,352

Net decrease in net assets available for plan benefits	(9,306,494)
Net assets available for plan benefits, at beginning of year	61,152,603

Net assets available for plan benefits, at end of year	$51,846,109

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. This document describes the Plan during 2011 and 2010.

General

The Plan was initially adopted effective January 1, 1992 and amended several times. The Plan is a defined-contribution plan available to all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who, among other things, are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions

Eligible participants may contribute an amount up to 100% of their pre-tax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan document.

The Plan established a Roth 401(k) contribution option effective May 1, 2010 under which participants may contribute Roth contributions (after-tax) to the Plan.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($16,500 in 2011). The Internal Revenue Service generally adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions or after-tax Roth contributions, at any time. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older were allowed additional catch up contributions of $5,500 in 2011.

For 2011 and 2010, the Company made matching contributions equal to twenty five cents ($0.25) per dollar up to 4% of eligible pay the participant elected to defer. The Company also may make discretionary profit sharing contributions; however, the Company did not make any profit sharing contributions during the years ended December 31, 2011 and 2010.

The Company’s matching and profit sharing contributions are to be made in cash. Total annual additions to each participant’s account (not including catch-up contributions) under the Plan and any other defined contribution plans sponsored by the Company are limited to the lesser of $49,000 or 100% of a participant’s annual eligible compensation in 2011 and 2010.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan document.

Participant Eligibility

During 2011, employees of MDC were eligible to participate in the Plan:

•	When they attain age 21;

•	The first day of the month following their date of hire;

•

Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan; or

•	Who are not certain non-resident aliens who have no earned income from sources within the United States.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Forfeitures

Forfeitures result from the non-vested portion of the account balances attributable to employer contributions remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset employer contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $97,195 and $107,408 are included as a component of net assets available for benefits as of December 31, 2011 and 2010, respectively. The Company used $130,667 of forfeitures to offset 2011 and 2010 Company matching contributions made during 2011. During the 2011 Plan year, $59,721 of forfeitures were utilized to pay Plan administrative expenses.

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. A participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 1 year	0%
After 1 year	20%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

However, pursuant to the Plan document, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	the participant reaches normal retirement age (age 65);

2.	the participant has become totally and permanently disabled as defined by the Plan;

3.	the participant has died;

4.	termination of the Plan;

5.	partial-plan termination that affects the participant; or

6.	complete discontinuance by the employer of contributions to the Trust Fund.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when transferring an investment out of the MDC stock fund (which has been frozen for new investments).

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage (“ADP”) of certain highly compensated employees did not exceed that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan year ended December 31, 2011. The pay threshold for determining highly-compensated employees per the IRC is $110,000.

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $66,096 for the year ended December 31, 2011.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Notes Receivable from Participants

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the vested portion of the participant’s account. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s vested account balance and bear interest at a commercially reasonable rate based on the terms and security for the loan. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2011. Principal and interest are paid through approximately level payments made each paycheck. Each participant may have only one loan outstanding at any time.

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying Statements of Net Assets Available for Benefits, is stated at fair value.

The net change in fair value of investments (net realized and unrealized depreciation in value of investments and dividends earned) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivables are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Distributions of benefits are recorded when paid.

Administrative Fees

Certain administrative expenses are paid by the Plan as provided in the plan document.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

3. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification 820 “Fair Value Measurements and Disclosures” (“ASC 820”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. ASC 820 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in certain preceding accounting pronouncements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The three levels of the fair value hierarchy under the authoritative guidance are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

ASC 820 requires that we describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2011. We have described below the methodology used to measure each major category of assets and liabilities.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•	Money market mutual fund is valued at the net asset value (“NAV”) of shares held by the Plan and classified within Level 1 of the valuation hierarchy.

•

M.D.C. Holdings, Inc. common stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

The following table presents the fair value of financial instruments as of December 31, 2011 and 2010 by type of asset and by the ASC 820 valuation hierarchy described above:

	Asset fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds
Growth	$10,955,312	$—	$—	$10,955,312
Balanced	9,801,133	—	—	9,801,133
Index	8,060,588	—	—	8,060,588
Fixes	5,923,465	—	—	5,923,465
Target Retirement	5,128,943	—	—	5,128,943
Money Market Mutual Fund	8,434,364	—	—	8,434,364
M.D.C. Holdings, Inc. Common Stock	2,731,5539	—	—	2,731,539

Total assets at fair value	$51,035,344	$—	$—	$51,035,344

	Asset fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds
Growth	$13,642,382	$—	$—	$13,642,382
Balanced	10,671,262	—	—	10,671,262
Index	9,544,278	—	—	9,544,278
Fixed	6,467,392	—	—	6,467,392
Target Retirement	5,167,123	—	—	5,167,123
Money Market Mutual Fund	9,832,597	—	—	9,832,597
M.D.C. Holdings, Inc. Common Stock	4,774,674	—	—	4,774,674

Total assets at fair value	$60,099,708	$—	$—	$60,099,708

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were not significant transfers in or out of levels 1, 2, or 3.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

4. Investments

The fair market value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2011 and 2010 are separately identified as follows:

	December 31,
	2011	2010
Schwab Treasury US Money Market Fund	$8,434,364	$9,832,597
Vanguard Mid Cap Index Signal	4,050,927	4,680,506
Vanguard Institutional Index	4,009,661	4,863,772
Royce Total Return – Institutional Class	3,694,994	4,119,017
American Balanced Income Fund	3,513,729	3,730,472
American Growth Fund of America	3,504,764	4,257,374
American Europacific Growth	3,422,377	5,060,141
JP Morgan Core Bond – Select	3,374,740	3,518,934
M.D.C. Holdings, Inc. Common Stock	2,731,539	4,774,674
Vanguard Windsor II ADM	2,592,410	—

During 2011, the Plan’s investments (including investments purchased and sold as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(1,605,265)
Common stock	(1,221,119)

Total	$(2,826,384)

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Income Taxes

Prior to October 29, 2008, the Plan document was a standardized Invesco Prototype Plan and Trust sponsored by AMVESCAP Retirement, Inc. During that time, the Plan relied on the IRS Opinion Letter provided to the Invesco Prototype Plan and Trust to reflect that the Plan was tax-qualified as written. This Plan has received a determination letter from the Internal Revenue Service dated August 30, 2001, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this issuance of the determination letter and the plan administrator believes the Plan document continues to qualify in form. In order for the Plan to maintain its tax position as a tax-exempt plan, it is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

During the Plan year, the Plan had certain administrative and operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor has taken the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, specifically its determination that it is a tax-exempt plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations prior to 2008.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Employee contributions to the Plan are made from pre-tax earnings and after tax earnings for Roth contributions, as permitted by Section 401(k) of the IRC. These contributions are subject to federal income taxes when distributed, except for distributions of Roth contributions, which are not taxable if the participant is over 59.5 of age and has had the account for more than five years. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

7. Related Party and Party-in-Interest Transactions

The Plan holds an investment in a money market mutual fund managed by Schwab Retirement. Charles Schwab Trust Company is the asset trustee, and is an affiliate of Schwab Retirement, and therefore, transactions involving this investment qualify as party-in-interest.

The Plan and its participants have investments in common stock of the Plan Sponsor, MDC, which has been frozen for new investments. After January 2, 2008, participant contributions and employer matching contributions no longer can be in the form of MDC common stock. As of December 31, 2011, there is approximately $2.7 million of MDC common stock in the Plan.

8. Excess Contributions Payable

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. There were no excess contributions for the year ended December 31, 2011. The amount of excess contributions was $80,074 for the year ended December 31, 2010. These amounts are reflected as excess contributions payable in the statements of net assets available for benefits.

9. Risks and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a money market mutual fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and amounts presented in the Statements of Net Assets Available for Benefits.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

10. Subsequent Events

Effective January 1, 2012, the Company has implemented a discretionary matching contribution policy to the Plan for the plan year 2012 and has not made any contributions to the Plan year-to-date. The discretionary match by the Company to the Plan would come at the end of the plan year.

Effective January 1, 2012, the Company adopted the Charles Schwab Defined Contribution Plan and Trust prototype plan which is in the process of being implemented by the plan administrator.

SUPPLEMENTAL SCHEDULES

Schedule Number	Description of Schedule
Schedule H, Line 4i	Schedule of Assets (Held at End of Year)

M.D.C. Holdings, Inc.	EIN 84-0622967
401(k) Savings Plan	Plan 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Charles Schwab	Schwab Treasury US Money Market Fund		$8,434,364
	Vanguard Funds	Mid Cap Index Signal		4,050,927
	Vanguard Funds	Institutional Index		4,009,661
	Royce Funds	Total Return – Institutional Class		3,694,994
	The American Fund Group	Balanced Income Fund		3,513,729
	The American Fund Group	Growth Fund of America		3,504,764
	The American Fund Group	Europacific Growth Fund		3,422,377
	JP Morgan Chase & Company	JP Morgan Core Bond – Select		3,374,740
*	M.D.C. Holdings, Inc.	Common Stock		2,731,539
	Vanguard Funds	Windsor II ADM		2,592,410
	Vanguard Funds	Explorer Admiral Shrs		2,478,962
	Pacific Investment Management Corp.	PIMCO Real Return Bond Admin		1,612,211
	Invesco	Invesco Real Estate Institutional		1,549,209
	T Rowe Price	Retirement 2030		1,370,081
	T Rowe Price	Retirement 2020		1,327,503
	T Rowe Price	Retirement 2040		1,326,069
	Pacific Investment Management Corp.	PIMCO High Yield - Admin		936,514
	T Rowe Price	Retirement 2050		477,340
	T Rowe Price	Retirement 2010		446,533
	T Rowe Price	Retirement Inc.		181,417
	Charles Schwab	Cash		44,340

	Total Investments, at fair value			$51,079,684

	Notes receivable from participants	Interest rates from 4.25 - 9.25% and maturing through 2020		$757,102

Note: Column (d) is not applicable for investments as all investments are participant-directed.

*	Indicates an identified entity known to be a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.D.C. HOLDINGS, INC. 401(k) Savings Plan

Dated: June 27, 2012	By:	/s/ John M. Stephens
John M. Stephens
Senior Vice President and Chief Financial Officer
On behalf of the Administrative Committee of the M.D.C. Holdings, Inc. 401(k) Savings Plan, Plan Administrator